EXHIBIT 99.17

NEWS RELEASE DATED MAY 4, 2010

T A S M A N   M E T A L S   L T D

Strategic Metals	Strategic Locations

News Release	4th May 2010

TASMAN STEP OUT DRILLING DISCOVERS FURTHER THICK REE INTERSECTIONS AT NORRA KARR, SWEDEN

Including 62.1m averaging 0.81% TREO, 1.72% ZrO2 with 56.0% HREO

Vancouver, Canada – Tasman Metals Ltd. (“Tasman” or the “Company”) TSXV - TSM; Frankfurt - T61; Pink Sheets - TASXF.  Mr Mark Saxon, President and CEO, is pleased to report assay results from an additional five (5) drill holes that test the Company’s 100% owned Norra Karr rare earth element (REE) – zirconium (Zr) project in Sweden.  Drill holes tested the host intrusion on sections 400m north and 400m south of the holes reported 4th March 2010.  All drill holes intersected wide intervals of REE-Zr mineralization with the heavy rare earth oxide (HREO) contribution ranging from 55% - 66%.  A highlight of these new Norra Karr results is NKA09010 which is located 400m south from the previously reported results.  NKA09010 returned 62.1m at 0.81% TREO (total rare earth oxide), 1.72% ZrO2 (zirconium oxide) with 56.0% of the TREO being HREO.

Results from the first 10 holes of this 26 hole drill program at Norra Karr have demonstrated multiple intervals of REE and Zr mineralization.  The current 5 holes as reported here show mineralization to persist over an 800m strike length.  Grades intersected thus far range up to 1.34% TREO and 3.5% ZrO2 and mineralized thicknesses up to 149.3m.  The high proportion of high value HREO previously encountered at Norra Karr has persisted in these 5 holes, with HREO values from all 10 holes now ranging from 6.7% to 68.1% of the TREO and averaging 55.5%.

"The Norra Karr intrusion has continued to deliver strong results for Tasman, with hole NKA09010 giving the highest REE grades on the project to date, again over impressive thicknesses” said Mark Saxon, Tasman’s President & CEO.  “We now know the intrusion to be mineralized over at least 800m strike, and to at least 100m vertical depth, highlighting significant near surface tonnage potential.  In addition, many of the holes have ended in mineralization. The planned 26 hole program is now complete, and we look forward to receiving the balance of results over the coming months.”

Of the current 5 holes reported, NKA09006 lies on the central section of drilling, 80m west of the previously reported NKA09005 (see Figure 1).  NKA09007, NKA09008 and NKA09009 are spaced 80m apart on the section 400m north, and NKA09010 the first of 5 holes that lies on the section 400m south.

The best results returned from holes 6 to 10, calculated using a lower cut-off of 0.2% TREO are:

DRILL HOLE	FROM	TO	LENGTH	TREO (%)	HREO (%)	ZrO2 (%)
NKA00906	75.5	* 150.4	74.9 m	0.48	60.4	1.82
including	110.5	* 150.4	39.1 m	0.62	58.3	1.87
				* mineralized to end of hole
NKA00907	42.4	102.0	56.9 m	0.35	64.6	1.94
including	88.3	96.3	8.0 m	0.49	66.5	2.23
	106.2	* 149.3	43.1 m	0.27	63.7	1.42
				* mineralized to end of hole
NKA00908	3.1	22.4	19.0 m	0.29	63.7	1.80
	28.4	52.9	25.0 m	0.33	63.2	1.81
	64.5	98.6	34.0 m	0.26	65.0	1.42
	113.0	139.7	27.0 m	0.28	61.3	1.17
NKA00909	22.4	44.7	22.0 m	0.25	63.6	1.27
NKA00910	4.4	66.5	62.1 m	0.81	56.0	1.72

HEAD OFFICE: Suite 1305 – 1090 West Georgia Street Vancouver, BC V6E 3V7 CANADA	TSXV:TSM www.tasmanmetals.com info@tasmanmetals.com	EUROPEAN OFFICE: Kyrkgatan 41 BODEN 961 35 SWEDEN

Previously reported drill holes, here with 0.2% TREO cut off
DRILL HOLE	FROM	TO	LENGTH	TREO (%)	HREO (%)	ZrO2 (%)
NKA00901	0.8	40.6	39.8 m	0.34	56.2	1.36
including	33.9	38.8	4.9 m	0.59	39.9	1.20
NKA00902	0.5	113.6	113.1 m	0.42	57.6	1.57
including	0.5	23.5	23.0 m	0.57	50.8	1.96
including	35.5	45.5	10.0 m	0.79	57.9	2.03
NKA00903	3.0	* 146.1	143.1 m	0.47	49.5	1.38
including	16.6	95.4	78.8 m	0.56	45.0	1.59
NKA00904	2.5	* 151.8	149.3 m	0.61	45.8	1.69
				* mineralized to end of hole
NKA00905	8.45	* 152.1	149.3 m	0.65	55.7	2.10
including	43.3	152.1	108.1 m	0.74	52.9	2.10
				* mineralized to end of hole

Mineralization occurs within the Norra Karr peralkaline nepheline syenite intrusion, which covers 350m x 1100m, first discovered in 1906, and subsequently test mined for nepheline, Zr and Hf.  Better grades of mineralization in drilling appear associated with partially melted or pegmatitic intervals within the intrusion.  REE bearing minerals include eudialyte, catapleite, britholite, rosenbuschite, fergusonite and mosandrite.  The project shows geological similarity to REE/Zr/Niobium (Nb) mines of the Lovozero province (Russia) and advanced projects at Kipawa Lake (Ontario), Strange Lake (Quebec) and Dubbo (Australia).

Tasman recently engaged REE expert Dr Anthony Mariano to lead the Company’s research into the distribution of the REE minerals and metals and gain data required for future metallurgical research.  Following the success of the current drilling program, Tasman has initiated discussion with various technical groups regarding REE extraction pathways.

Norra Karr is located in southern Sweden, 300km SW of the capital Stockholm and lies in mixed farming and forestry land.  The site is well serviced by power, roads and water allowing all year round access, plus a local skilled community.

Sweden is the home of REE’s, many of which were first discovered in a quarry in the village of Ytterby, near Stockholm.  REE consumption is growing, being essential in the production of hybrid/electric cars, solar panels, wind turbines, compact fluorescent lighting, high-energy magnets, mobile phones and computers.  Tasman hold numerous claims and claim applications across mining friendly regions in Scandinavia with potential for REE’s, and is well placed as the European Union is actively supporting policies to promote the domestic supply of REE’s to secure high-tech industry.

For more information regarding rare earth elements, see the Rare Metal Blog at www.raremetalblog.com or Resource Stock Digest at http://strategicmetalstocks.resourcestockdigest.com/.

On behalf of the Board, "Mark Saxon" Mark Saxon, President & CEO
Investor Information
www.tasmanmetals.com
1305 – 1090 West Georgia St., Vancouver, BC, V6E 3V7
Company Contact: Mariana Bermudez +1 (604) 685 9316
Investor Relation Consultants - Mining Interactive
Nick Nicolaas +1 (604) 657 4058
Email: info@tasmanmetals.com

Samples submitted by Tasman Metals Ltd were analyzed by the ME-MS81 technique by ALS Chemex Ltd's laboratories in Pitea, Sweden and Vancouver, Canada, where duplicates, repeats, blanks and known standards were inserted according to standard industry practice.  Where over-range for ME-MS81, Zr was determined using the ME-XRF10 technique.  The qualified person for the Company's exploration projects, Mark Saxon, President and Chief Executive Officer of Tasman and a member of the Australasian Institute of Mining and Metallurgy and Australian Institute of Geoscientists, has reviewed and verified the contents of this release.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange), nor the Frankfurt Stock Exchange accepts responsibility for the adequacy or accuracy of this news release.

Forward Looking Statements. This Company news release contains certain "forward-looking" statements and information relating to the Company that are based on the beliefs of the Company's management as well as assumptions made by and information currently available to the Company's management. Such statements reflect the current risks, uncertainties and assumptions related to certain factors including, without limitations, competitive factors, general economic conditions, customer relations, relationships with vendors and strategic partners, the interest rate environment, governmental regulation and supervision, seasonality, technological change, changes in industry practices, and one-time events.  Should any one or more of these risks or uncertainties materialize, or should any underlying assumptions prove incorrect, actual results may vary materially from those described herein.

6,443,400 mN
6,443,000 mN
6,442,600 mN
6,442,200 mN
1,426,600 mE
1,427,000 mE
1,427,400 mE
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Outline of the Norra Kärr Alkaline Intrusive
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meters

Figure 1: Drillhole locations at the Norra Karr project, Sweden.